

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated January 2, 2013

Optimization

HSBC USA Inc. Trigger Return Optimization Securities

$ Securities Linked to a Global Index Fund Basket due on or about January 29, 2016

Investment Description

These Trigger Return Optimization Securities (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of a weighted basket (the ''Basket'') consisting of the SPDR S&P 500 ETF Trust ("SPY"), the iShares® MSCI EAFE Index Fund ("EFA") and the iShares® MSCI Emerging Markets Index Fund ("EEM") (each an "Index Fund," and together, the "Index Funds"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Basket Return is positive, HSBC will pay the principal amount at maturity plus a return equal to 1.5 (the "Multiplier") multiplied by the Basket Return, up to the Maximum Gain of between 32.00% and 38.00% (the actual Maximum Gain will be determined on the Trade Date). If the Basket Return is zero or negative, HSBC will either repay the full principal amount at maturity or, if the Basket Ending Level is less than the Trigger Level, you will be fully exposed to the Basket's decline and HSBC will repay less than the full principal amount, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. **Investing in the Securities involves significant risks. The Securities do not pay any interest. You may lose some or all of your principal amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

- **Enhanced Growth Potential:** At maturity, the Securities enhance any positive Basket Return up to the Maximum Gain. If the Basket Return is negative, investors may be exposed to the negative Basket Return at maturity.
- **Contingent Repayment of Principal at Maturity:** If the Basket Return is zero or negative and the Basket Ending Level is not less than the Trigger Level, HSBC will repay the principal amount at maturity. However, if the Basket Ending Level is less than the Trigger Level, HSBC will pay less than the full principal amount, if anything, resulting in a loss of principal to investors that is proportionate to the negative Basket Return. The contingent repayment of principal only applies if you hold the Securities until maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	January 28, 2013
Settlement Date	January 31, 2013
Final Valuation Date[2]	January 25, 2016
Maturity Date[2]	January 29, 2016

[1] Expected
[2] See page 3 for additional details

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUNDS AND THE BASKET, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

These terms relate to an offering of Securities Linked to a Global Index Fund Basket. The return on the Securities is limited to, and will not exceed, the Maximum Gain. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below.

Basket (Basket Weightings)	Basket Starting Level	Maximum Gain	Trigger Level	Multiplier	CUSIP/ISIN
SPDR S&P 500 ETF Trust ("SPY") (40%), iShares® MSCI EAFE Index Fund ("EFA") (40%) and iShares® MSCI Emerging Markets Index Fund ("EEM") (20%)	100	32.00% to 38.00% (to be determined on the Trade Date)	70% of the Basket Starting Level	1.5	40433T463/ US40433T4638

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for the distribution arrangement.

	Price to Public(1)	Underwriting Discount(1)	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total			

(1) UBS Financial Services Inc. will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc. **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one offering of Securities linked to the Basket identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Basket. Although this offering relates to the Basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket, any Index Fund or any index underlying the applicable Index Fund (each an "Underlying Index," and together, the "Underlying Indices"), or any stocks comprising an Underlying Index, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and the ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and the ETF Underlying Supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦ ETF Underlying Supplement dated March 22, 2012:
 http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

♦ Prospectus supplement dated March 22, 2012:
 http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

♦ Prospectus dated March 22, 2012:
 http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012.

Indicative Terms	
Issuer	HSBC USA Inc. ("HSBC")
Issue Price	$10.00 per Security for brokerage accounts; $9.75 per Security for advisory accounts (both subject to a minimum investment of 100 Securities)
Principal Amount	$10 per Security. The Payment at Maturity will be based on the Principal Amount.
Term	Approximately three years
Trade Date[1]	January 28, 2013
Settlement Date[1]	January 31, 2013
Final Valuation Date[1]	January 25, 2016, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	January 29, 2016, subject to adjustment if a Market Disruption Event occurs, as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Basket and Basket Weightings	The Securities are linked to a weighted Basket consisting of the SPDR S&P 500 ETF Trust ("SPY") (40%), the iShares® MSCI EAFE Index Fund ("EFA") (40%) and the iShares® MSCI Emerging Markets Index Fund ("EEM") (20%).
Trigger Level	70% of the Basket Starting Level
Multiplier	1.5
Maximum Gain	Between 32.00% and 38.00%. The actual Maximum Gain will be determined on the Trade Date.
Payment at Maturity (per $10 Security)	You will receive a payment on the Maturity Date calculated as follows: **If the Basket Return is greater than zero,** HSBC will pay you a cash payment on the Maturity Date equal to the lesser of: (A) $10 + [$10 × (the Basket Return × the Multiplier)] and (B) $10 + ($10 × the Maximum Gain). **If the Basket Return is equal to or less than zero and the Basket Ending Level is equal to or greater than the Trigger Level,** HSBC will pay you the principal amount of: $10. **If the Basket Ending Level is less than the Trigger Level,** HSBC will pay you a cash payment on the Maturity Date equal to: $10 + ($10 × Basket Return) **In this case, you will have a loss of principal that is proportionate to the negative Basket Return and you will lose some or all of your principal amount.**
Basket Return	$$\frac{\text{Basket Ending Level - Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	Set to 100 on the Trade Date.
Basket Ending Level	On the Final Valuation Date, the Basket Ending Level will be calculated as follows: 100 × [1 + (SPY return × 40%) + (EFA return × 40%) + (EEM return × 20%)] Each of the returns set forth in the formula above refers to the final return for the relevant Index Fund, which reflects the performance of that Index Fund, expressed as a percentage, from the Initial Price of that Index Fund to its Final Price, calculated as follows: $$\frac{\text{Final Price – Initial Price}}{\text{Initial Price}}$$
Initial Price	The Official Closing Price of the relevant Index Fund on the Trade Date.
Final Price	The Official Closing Price of the relevant Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the Closing Price of the relevant Index Fund on such scheduled trading day, as determined by the Calculation Agent based upon the value displayed on Bloomberg Professional® service page "SPY UP <EQUITY>" with respect to the SPY, "EFA UP <EQUITY>" with respect to the EFA, and "EEM UP <EQUITY>" with respect to the EEM, or any successor page on the Bloomberg Professional® service or any successor service, as applicable, adjusted by the Calculation Agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Calculation Agent	HSBC USA Inc. or one of its affiliates.

Investment Timeline



Trade Date

The Initial Prices of the Index Funds are determined, the Basket Starting Level is set to 100 and the Maximum Gain is set.

Maturity Date

The Final Prices of the Index Funds, the Basket Ending Level and the Basket Return are determined as of the Final Valuation Date.

If the Basket Return is greater than zero, HSBC will pay you a cash payment per Security equal to the lesser of:

(A) $10 + [$10 × (the Basket Return × Multiplier)]; and

(B) $10 + ($10 × the Maximum Gain)

If the Basket Return is equal to or less than zero and the Basket Ending Level is equal to or greater than the Trigger Level, HSBC will pay you a cash payment of $10 per Security.

If the Basket Ending Level is less than the Trigger Level, HSBC will pay you a cash payment on the Maturity Date equal to:

$10 + ($10 × Basket Return)

In this case, you may lose some or all of your principal amount.

---

[1] Expected. In the event HSBC makes any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same. The Final Valuation Date and Maturity Date are subject to postponement if a Market Disruption Event occurs.

Investing in the Securities involves significant risks. You may lose some or all of your principal amount. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to the downside market risk of the Index Funds included in the Basket.

♦ You believe that the Basket will appreciate over the term of the Securities and that any appreciation is unlikely to exceed an amount equal to the Maximum Gain.

♦ You understand and accept that your potential return is limited by the Maximum Gain, and you would be willing to invest in the Securities if the Maximum Gain was set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).

♦ You can tolerate fluctuations in the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket.

♦ You are willing to hold the Securities to maturity, a term of approximately three years, and do not seek an investment for which there is an active secondary market.

♦ You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Funds and the stocks included in the Index Funds.

♦ You are willing to assume the credit risk associated with HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You seek an investment that is designed to return your full principal amount at maturity.

♦ You are not willing to make an investment in which you could lose some or all of your principal amount and you are not willing to make an investment that may be exposed to the downside market risk of the Index Funds included in the Basket.

♦ You believe that the level of the Basket will decline during the term of the Securities and is likely to close below the Trigger Level on the Final Valuation Date, or you believe that the Basket will appreciate over the term of the Securities, and that any appreciation will be greater than the Maximum Gain.

♦ You seek an investment that participates in the full appreciation in the Basket or that has unlimited return potential.

♦ You are not willing to invest in the Securities if the Maximum Gain is set equal to the bottom of the range indicated on the cover hereof (the actual Maximum Gain will be set on the Trade Date).

♦ You cannot tolerate fluctuations in the price of the Securities prior to maturity that may be similar or exceed the downside fluctuations in the level of the Basket.

♦ You are unable or unwilling to hold the Securities to maturity, a term of approximately three years, and seek an investment for which there will be an active secondary market.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You seek current income from your investment or prefer to receive the dividends paid on the Index Funds and the stocks included in the Index Funds.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 5 of this free writing prospectus and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and on page S-3 of the prospectus supplement.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Basket Ending Level is less than the Trigger Level. If the Basket Ending Level is less than the Trigger Level, you will be fully exposed to any negative Basket Return, and HSBC will pay you less than the principal amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the level of the Basket from the Basket Starting Level to the Basket Ending Level. *Accordingly, you could lose your entire initial investment*.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the Basket level is above the Trigger Level.

♦ **The Multiplier Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Multiplier or the Securities themselves, and the return you realize may be less than the Multiplier times the Basket's return even if that return is positive and, when multiplied by the Multiplier, does not exceed the Maximum Gain. You can receive the full benefit of the Multiplier and earn the potential Maximum Gain from HSBC only if you hold your Securities to maturity.

♦ **Certain Built-in Costs Are Likely to Adversely Affect the Value of the Securities Prior to Maturity** – Generally, the price of the Securities in the secondary market, if any, is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, hedging costs and, for brokerage account holders, commissions and other compensation paid with respect to the Securities. You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the Basket has appreciated since the Trade Date.

♦ **Credit of Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **Limited Return on the Securities** –Your return on the Securities will be limited by the Maximum Gain, which will be between 32.00% and 38.00% (to be determined on the Trade Date), regardless of any increase in the level of the Basket, which may be significant. Accordingly, the maximum Payment at Maturity will be between $13.20 and $13.80 per $10.00 Security (to be determined on the Trade Date). As a result, your return on the Securities may be less than the return on a hypothetical direct investment in the Index Funds.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **No Interest** – As a holder of the Securities, you will not receive interest payments.

♦ **No Dividend Payments or Voting Rights** – Owning the Securities is not the same as owning the Index Funds or the stocks comprising any Index Fund's Underlying Index. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Index Funds or stocks held by the Index Funds would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc. or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks held by the Index Funds or the price of the Index Funds, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC USA Inc., UBS Financial Services Inc., or any of their respective affiliates in the stocks held by the Index Funds or in shares of the Index Funds, or in futures, options, exchange-traded funds or other derivative products on the stocks held by the Index Funds or shares of the Index Funds, may adversely affect the market value of the stocks held by the Index Funds or shares of the Index Funds, and, therefore, the market value of the Securities.

♦ **Potential Conflict of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks held by the Index Funds, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity based on the Basket Ending Level. The Calculation Agent can postpone the determination of the Basket Ending Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Funds; the volatility of the Index Funds; the dividend rate paid on the Index Funds and stocks held by the Index Funds; the time remaining to the maturity of the Securities; interest rates; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦ **There is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price of an Index Fund, which will affect the Basket Return and, consequently, the Payment at Maturity for certain events affecting that Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the Index Funds. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Index Funds, the market price of the Securities may be materially and adversely affected. See "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.

♦ **An Index Fund and its Underlying Index Are Different** – The performance of an Index Fund may not exactly replicate the performance of its Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of its Underlying Index. It is also possible that an Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its Underlying Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the Index Fund or other circumstances. An Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its Underlying Index and in managing cash flows.

♦ **The Index Funds Are Subject to Management Risk** – The Index Funds are not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Funds, utilizing a ''passive'' or indexing investment approach, attempt to approximate the investment performance of their respective Underlying Index by investing in a portfolio of securities that generally replicate the respective Underlying Index. Therefore, unless a specific security is removed from the respective Underlying Index, an Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, an Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **Changes in the Price of One or More Index Funds May Offset Each Other** – Price movements in the Index Funds may not correlate with each other. Even if the price of one of the Index Funds increases, the price of the other Index Funds may not increase as much or may even decrease. Therefore, in calculating the Basket Ending Level, increases in the price of one of the Index Funds may be moderated, or wholly offset, by lesser increases or declines in the price of the other Index Funds. This effect is further amplified by the differing weights of the Index Funds. Changes in the price of the SPY or the EFA, each of which is more heavily weighted in the Basket, will have a larger impact than changes in the price of the EEM.

♦ **The Securities Are Subject to Risks Associated with Foreign Securities Markets** – Because foreign companies or foreign equity securities held by the EFA and EEM may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦ **The Securities Are Subject to Emerging Markets Risk** – Investments in securities linked directly or indirectly to emerging market equity securities, such as the EEM, involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Securities are highly susceptible, before making a decision to invest in the Securities.

♦ **Exchange Rate Risk** – Because the EFA and the EEM will hold stocks denominated in foreign currencies, changes in certain currency exchange rates may negatively impact the relevant Index Fund's returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns to the EFA and the EEM and therefore to the Securities.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "What are the tax consequences of the Securities?" on page 10 and the discussion under "U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the Basket Ending Level relative to the Basket Starting Level. We cannot predict the Basket Ending Level on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security on a hypothetical offering of the Securities, based on the following assumptions:

Investment term:	Approximately three years
Basket Starting Level:	100
Multiplier:	1.50
Trigger Level:	70 (70% of the Basket Starting Level)
Hypothetical Maximum Gain*:	35.00% (the midpoint of the expected range of between 32.00% and 38.00%)

* The actual Maximum Gain will be determined on the Trade Date.

Example 1— **The level of the Basket** *increases* **from a Basket Starting Level of 100 to a Basket Ending Level of 110.** The Basket Return is greater than zero and expressed as a formula:

Basket Return = (110 - 100) / 100 = 10.00%

Because the Basket Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (10.00% × 1.50)], and

(B) $10.00 + ($10.00 × 35.00%)

Payment at Maturity =$11.50

Example 2— **The level of the Basket** *increases* **from a Basket Starting Level of 100 to a Basket Ending Level of 130.** The Basket Return is greater than zero and expressed as a formula:

Basket Return = (130 - 100) / 100 = 30.00%

Because the Basket Return is greater than zero, the Payment at Maturity for each $10 principal amount of Securities is equal to the lesser of:

(A) $10.00 + [$10.00 × (30.00% × 1.50)], and

(B) $10.00 + ($10.00 × 35.00%)

Payment at Maturity =$13.50

Example 3— **The level of the Basket** *decreases* **from a Basket Starting Level of 100 to a Basket Ending Level of 75.** The Basket Return is negative and expressed as a formula:

Basket Return = (75 - 100) / 100 = -25.00%

Payment at Maturity = $10.00

Because the Basket Return is less than zero, but the Basket Ending Level is greater than or equal to the Trigger Level, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 principal amount of Securities (a return of zero percent).

Example 4— **The level of the Basket** *decreases* **from a Basket Starting Level of 100 to a Basket Ending Level of 40.** The Basket Return is negative and expressed as a formula:

Basket Return = (40 - 100) / 100 = -60.00%

Payment at Maturity = $10 + ($10 × -60.00%) = $4.00

Because the Basket Return is less than zero and the Basket Ending Level is less than the Trigger Level, the Securities will be fully exposed to any decline in the level of the Basket on the Final Valuation Date. Therefore, the return on the principal amount is -60.00%. In this case, you would incur a loss of 60.00% of the principal amount.

If the Basket Ending Level is below the Trigger Level on the Final Valuation Date, the Securities will be fully exposed to any decline in the Basket, and you will lose some or all of your principal amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Basket			Performance of the Securities		
Basket Ending Level	Basket Return	Multiplier	Return on Securities Purchased at $10.00[1]	Return on Securities Purchased at $9.75[2]	Payment at Maturity
200.00	100.00%	1.50	35.00%	38.46%	$13.50
190.00	90.00%	1.50	35.00%	38.46%	$13.50
180.00	80.00%	1.50	35.00%	38.46%	$13.50
170.00	70.00%	1.50	35.00%	38.46%	$13.50
160.00	60.00%	1.50	35.00%	38.46%	$13.50
150.00	50.00%	1.50	35.00%	38.46%	$13.50
140.00	40.00%	1.50	35.00%	38.46%	$13.50
130.00	30.00%	1.50	35.00%	38.46%	$13.50
123.33	23.33%	1.50	35.00%	38.46%	$13.50
120.00	20.00%	1.50	30.00%	33.33%	$13.00
110.00	10.00%	1.50	15.00%	17.95%	$11.50
100.00	0.00%	N/A	0.00%	2.56%	$10.00
90.00	-10.00%	N/A	0.00%	2.56%	$10.00
80.00	-20.00%	N/A	0.00%	2.56%	$10.00
70.00	-30.00%	N/A	0.00%	2.56%	$10.00
60.00	-40.00%	N/A	-40.00%	-38.46%	$6.00
50.00	-50.00%	N/A	-50.00%	-48.72%	$5.00
40.00	-60.00%	N/A	-60.00%	-58.97%	$4.00
30.00	-70.00%	N/A	-70.00%	-69.23%	$3.00
20.00	-80.00%	N/A	-80.00%	-79.49%	$2.00
10.00	-90.00%	N/A	-90.00%	-89.74%	$1.00
0.00	-100.00%	N/A	-100.00%	-100.00%	$0.00

[1] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $10 per Security for all brokerage account holders.

[2] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security to the purchase price of $9.75 per Security, which is the purchase price for investors in advisory accounts. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of any entity owned by the Index Funds comprising the Basket.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid cash-settled executory contracts with respect to the Basket. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as either short-term or long-term capital gain or loss, depending on your holding period in the Security at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for the U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the SPY, EEM, and EFA comprising the Basket (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale, exchange or call of the Security (if the Security was sold, exchanged or called prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, call or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, call or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired the relevant number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange, call or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

HSBC will not attempt to ascertain whether any of the entities whose stock is owned by the SPY, EEM, and EFA would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the SPY, EEM, and EFA were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by the SPY, EEM, and EFA and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the SPY, EEM, and EFA is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the SPY

The SPDR S&P 500 ETF Trust (formerly the "SPDR Trust Series 1") objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the S&P 500® Index. The SPY holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations.

For more information about the SPY, see "SPDR S&P 500 ETF Trust" beginning on page S-26 of the accompanying ETF Underlying Supplement.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical closing prices from December 27, 2007 through December 27, 2012 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical prices of the SPY should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing price of the SPY on December 27, 2012 was $141.59.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$146.39	$136.75	$142.07
4/2/2007	6/29/2007	$154.40	$140.89	$150.38
7/2/2007	9/28/2007	$156.00	$137.00	$152.67
10/1/2007	12/31/2007	$157.52	$140.66	$146.39
1/2/2008	3/31/2008	$146.99	$126.00	$131.89
4/1/2008	6/30/2008	$144.30	$127.04	$128.04
7/1/2008	9/30/2008	$131.50	$110.97	$116.54
10/1/2008	12/31/2008	$116.69	$74.35	$90.33
1/2/2009	3/31/2009	$94.45	$67.10	$79.44
4/1/2009	6/30/2009	$96.11	$78.33	$91.92
7/1/2009	9/30/2009	$108.06	$87.01	$105.56
10/1/2009	12/31/2009	$113.03	$101.99	$111.44
1/4/2010	3/31/2010	$118.10	$104.58	$116.99
4/1/2010	6/30/2010	$122.12	$102.88	$103.22
7/1/2010	9/30/2010	$115.79	$101.13	$114.12
10/1/2010	12/31/2010	$126.20	$113.18	$125.78
1/3/2011	3/31/2011	$134.69	$125.28	$132.51
4/1/2011	6/30/2011	$137.17	$126.19	$131.97
7/1/2011	9/30/2011	$135.70	$110.27	$113.17
10/3/2011	12/30/2011	$129.41	$107.43	$125.50
1/3/2012	3/30/2012	$141.83	$126.43	$140.72
4/2/2012	6/29/2012	$142.21	$127.14	$136.27
7/2/2012	9/28/2012	$148.11	$132.60	$143.93
10/1/2012*	12/27/2012*	$147.15	$134.70	$141.59

* As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through December 27, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE Index, which is the Underlying Index of the EFA. As of December 27, 2012, the MSCI EAFE Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" beginning on page S-24 of the accompanying ETF Underlying Supplement.

Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from December 27, 2007 through December 27, 2012 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical prices of the EFA should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing price of the EFA on December 27, 2012 was $56.61.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$77.18	$70.95	$76.27
4/2/2007	6/29/2007	$81.79	$76.05	$80.63
7/2/2007	9/28/2007	$85.50	$67.99	$82.56
10/1/2007	12/31/2007	$86.49	$78.00	$78.50
1/2/2008	3/31/2008	$79.22	$65.63	$71.90
4/1/2008	6/30/2008	$78.76	$68.06	$68.70
7/1/2008	9/30/2008	$68.39	$52.36	$56.30
10/1/2008	12/31/2008	$56.42	$35.53	$44.87
1/2/2009	3/31/2009	$45.61	$31.56	$37.59
4/1/2009	6/30/2009	$49.18	$37.28	$45.81
7/1/2009	9/30/2009	$56.31	$43.49	$54.70
10/1/2009	12/31/2009	$57.66	$52.42	$55.30
1/4/2010	3/31/2010	$58.00	$49.94	$56.00
4/1/2010	6/30/2010	$58.08	$45.86	$46.51
7/1/2010	9/30/2010	$55.81	$46.45	$54.92
10/1/2010	12/31/2010	$59.50	$53.85	$58.23
1/3/2011	3/31/2011	$61.98	$54.69	$60.09
4/1/2011	6/30/2011	$64.35	$56.71	$60.14
7/1/2011	9/30/2011	$60.86	$46.09	$47.75
10/3/2011	12/30/2011	$55.86	$45.46	$49.53
1/3/2012	3/30/2012	$55.91	$48.99	$54.90
4/2/2012	6/29/2012	$55.68	$46.55	$49.96
7/2/2012	9/28/2012	$55.57	$47.30	$53.00
10/1/2012*	12/27/2012*	$56.88	$51.63	$56.61

* As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through December 27, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

iShares® Emerging Markets Index Fund ("EEM")

Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of December 27, 2012, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.

Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from December 27, 2007 through December 27, 2012 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical prices of the EEM should not be taken as an indication of future performance.



Source: Bloomberg Professional® service

The closing price of the EEM on December 27, 2012 was $43.56.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2007	3/30/2007	$39.85	$34.52	$38.75
4/2/2007	6/29/2007	$44.62	$38.74	$43.82
7/2/2007	9/28/2007	$50.49	$37.15	$49.78
10/1/2007	12/31/2007	$55.83	$47.22	$50.10
1/2/2008	3/31/2008	$50.75	$40.68	$44.79
4/1/2008	6/30/2008	$52.48	$44.43	$45.19
7/1/2008	9/30/2008	$44.76	$30.88	$34.53
10/1/2008	12/31/2008	$34.29	$18.22	$24.97
1/2/2009	3/31/2009	$27.28	$19.87	$24.81
4/1/2009	6/30/2009	$34.88	$24.72	$32.23
7/1/2009	9/30/2009	$39.51	$30.25	$38.91
10/1/2009	12/31/2009	$42.52	$37.30	$41.50
1/4/2010	3/31/2010	$43.47	$35.01	$42.12
4/1/2010	6/30/2010	$44.02	$35.21	$37.32
7/1/2010	9/30/2010	$44.99	$36.76	$44.77
10/1/2010	12/31/2010	$48.62	$44.51	$47.62
1/3/2011	3/31/2011	$48.75	$44.25	$48.69
4/1/2011	6/30/2011	$50.43	$44.77	$47.60
7/1/2011	9/30/2011	$48.63	$34.71	$35.07
10/3/2011	12/30/2011	$43.21	$33.43	$37.94
1/3/2012	3/30/2012	$44.91	$38.21	$42.94
4/2/2012	6/29/2012	$43.75	$36.58	$39.19
7/2/2012	9/28/2012	$42.83	$37.15	$41.32
10/1/2012*	12/27/2012*	$43.77	$39.93	$43.56

* As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through December 27, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Basket Ending Level. If a Market Disruption Event exists with respect to an Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for that Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Index Fund on the scheduled trading day preceding the date of acceleration, the determination of that Index Fund's Final Price will be made on such date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Index Funds occurring on that date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this free writing prospectus to its affiliates for distribution of the Securities to brokerage accounts. The Agent will act as placement agent for sales to certain advisory accounts at a purchase price to such accounts of $9.75 per Security, and will not receive a sales commission with respect to such sales.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.